UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: September 24, 2012

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK APPOINTS MR. MOSHE BARUCH AS VP TECHNOLOGIES AND
DR. BOAZ NITZAN AS VP DMD PRODUCT LINE
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MIGDAL HAEMEK, Israel – September 24, 2012 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek”), announced today the appointment of Mr. Moshe Baruch as VP Technologies and Dr. Boaz Nitzan as VP of the DMD (Digital Material Deposition) product line.

Mr. Moshe Baruch joins Camtek after 14 years with publically listed semiconductor capital equipment company,  KLA-Tencor, where he held various research and development positions and served as the head of R&D of KLA-Tencor Israel for the past six years. Prior to that, Moshe held several R&D leadership positions at large Israeli-based companies, developing multi-disciplinary products for the defense industry, including Rafael, Elta, and Tadiran.

Dr. Boaz Nitzan holds Ph.D. in Physical Chemistry and brings over 13 years of executive level management with vast experience in the Printing Industry in companies such as Scitex Vision, Aprion Digital and Scitex.  Prior to joining Camtek, Dr. Nitzan held several executive positions, leading cross-functional research and development of novel technology products. He served as CEO at AMS Technologies, Vice President of R&D and Production at BPT - Bio Prior Technology and Vice President R&D at Power Paper.

Mr. Roy Porat, Camtek’s Chief Executive Officer, commented, “Camtek’s new product segments, intended to support Camtek's growth and penetration into new markets, present many challenges in terms of dedicated technologies, thus requiring highly focused expertise and managerial experience. We are very happy to have Mr. Baruch and Dr. Nitzan on board with their remarkable proven abilities and experience, and believe that they will each make a tremendous contribution to Camtek in their new positions.”

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.